Exhibit 99.2

Qtrex Quantum Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

UNAUDITED

_______________________

________________

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Qtrex Quantum Ltd.

(UNAUDITED)

TABLE OF CONTENTS

Page

Interim condensed consolidated balance sheets	2 – 3
Interim condensed consolidated statements of comprehensive loss	4
Interim condensed consolidated statements of changes in shareholders’ equity	5
Interim condensed consolidated statements of cash flows	6 – 7
Notes to the interim condensed consolidated financial statements	8 – 32

Qtrex Quantum Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

		June 30,	December 31,
	Note	2026	2025
ASSETS
Current Assets:
Cash and cash equivalents		10,666	3,159
Accounts receivable		825	-
Other current assets		738	517
Inventory	5	2,812	735
Total current assets		15,041	4,411

Non-Current Assets:
Right of use assets, net		2,742	478
Property, plant and equipment, net		2,528	452
Total non-current assets		5,270	930
Total Assets		20,311	5,341

The accompanying notes are an integral part of the consolidated financial statements.

Qtrex Quantum Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

		June 30,	December 31,
	Note	2026	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payable		466	107
Contingent consideration liability		996	-
Deferred revenue		1,004	-
Other accounts payable		3,519	1,349
Lease liabilities		1,545	286
Financial liabilities at fair market value	6	-	1,082
Total current liabilities		7,530	2,824

Non-Current Liabilities:
Lease liabilities		1,249	194
Deferred revenue		196	-
Royalty-bearing grant liability		597	-
Total non-current liabilities		2,042	194

Shareholders’ Equity:
Ordinary shares, no par value:
Authorized 100,000,000 as of June 30, 2026 and December 31, 2025; issued and outstanding 55,406,688 shares as of June 30, 2026 and 35,949,247 shares as of December 31, 2025
Share capital and additional paid-in capital	10	96,887	82,117
Accumulated losses		(86,148)	(79,794)
Total Shareholders’ Equity		10,739	2,323
Total Liabilities and Shareholders’ Equity		20,311	5,341

These Interim Condensed Consolidated Financial Statements were authorized by the Board of Directors on September 23, 2026.

The accompanying notes are an integral part of the consolidated financial statements.

Qtrex Quantum Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

		Six months ended June 30,	Six months ended June 30,
	Note	2026	2025
Revenues	7	1,554	289
Cost of revenues	8	(610)	(287)
Gross Profit		944	2

Research and development expenses		(4,760)	(3,638)
General and administrative expenses		(2,594)	(3,150)
Sales and marketing expenses		(545)	(442)
Other income (expenses)		19	(7)
Operating loss		(6,936)	(7,235)
Interest income from deposits		22	37
Finance income (expenses), net		560	800
Loss before tax		(6,354)	(6,398)
Taxes on income		-	-
Total comprehensive and net loss		(6,354)	(6,398)

Net loss per ordinary share, basic and diluted		(0.14)	(0.24)
Weighted average number of ordinary shares		44,566,144	26,782,603

The accompanying notes are an integral part of the consolidated financial statements.

Qtrex Quantum Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands except share and per share data)

For the six months ended June 30, 2026:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Accumulated losses	Total
Balance as of January 1, 2026:	35,949,247	82,117	(79,794)	2,323
Changes during the six months ended June 30, 2026:
Issuance of ordinary shares, pre-funded warrants and ordinary warrants, net	7,895,000	13,409	-	13,409
Exercise of options	184,479	39	-	39
Restricted share unit vesting	1,430,066	-	-
Issuance of ordinary shares- commitment fee	245,098	147	-	147
Reclassification of private warrants from liability to equity following change of terms	-	385	-	385
Share-based compensation	-	756	-	756
Exercise of ordinary warrants, pre-funded warrants and private warrants	9,702,798	34	-	34
Comprehensive and net loss	-	-	(6,354)	(6,354)
Balance as of June 30, 2026	55,406,688	96,887	(86,148)	10,739

For the six months ended June 30, 2025:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Accumulated losses	Total
Balance as of January 1, 2025:	24,252,096	70,896	(66,574)	4,322
Changes during the six months ended June 30, 2025:
Issuance of ordinary shares, pursuant to an at-the-market -facility, net	2,575,753	1,508	-	1,508
Exercise of options	81,633	8	-	8
Restricted share unit vesting	1,083,443	-	-	-
Share-based compensation		1,838	-	1,838
Exercise of pre funded warrants	658,372	*	-	-
Comprehensive and net loss		-	(6,398)	(6,398)
Balance as of June 30, 2025	28,651,297	74,250	(72,972)	1,278

*	Less than one thousand

The accompanying notes are an integral part of the consolidated financial statements.

Qtrex Quantum Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands except share and per share data)

	Six months ended June 30, 2026	Six months ended June 30, 2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(6,354)	(6,398)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	200	73
Capital loss (gain)	(19)	7
Share based compensation	756	1,838
Revaluation of financial liability at fair value	(550)	(689)
Prepayments of lease liabilities	(10)	(17)
Increase in account receivables	(573)	-
Decrease in right of use assets	79	86
Decrease (increase) in other current assets	(174)	174
Increase in trade accounts payable	359	16
Increase in other accounts payable	2,071	111
Decrease in deferred revenue	(177)	-
Financial expenses due to contingent consideration liability at fair value	40	-
Decrease (increase) in inventory	443	(267)
Unrealized foreign exchange (gain) loss	17	(21)
Net cash used in operating activities	(3,892)	(5,087)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(86)	(101)
Business combination of AME and Fabrica Product Lines	(2,000)	-
Sale of property, plant and equipment	61	-
Change in deposits, net	-	668
Net cash provided by (used in) investing activities	(2,025)	567

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares, pre-funded warrants and ordinary warrants, net	13,415	*
Issuance of ordinary shares pursuant to an at-the-market facility, net	-	1,511
Exercise of warrants and pre-funded warrants, net	34	-
Exercise of options	39	8
Net cash provided by financing activities	13,488	1,519

Effect of exchange rate changes on cash and cash equivalents	(17)	21
Net increase (decrease) in cash and cash equivalents and restricted cash	7,571	(3,001)
Cash, cash equivalents and restricted cash at the beginning of the period	3,257	5,201
Cash, cash equivalents and restricted cash at the end of the period	10,811	2,221

*	Less than one thousand

The accompanying notes are an integral part of the consolidated financial statements.

Qtrex Quantum Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands except share and per share data)

APPENDIX A – RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Cash and cash equivalents	10,666	2,126
Restricted Cash	145	95
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	10,811	2,221

APPENDIX B – NON-CASH TRANSACTIONS:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Accrued issuance expenses	(6)	-
Reclassification of private warrants from liability to equity following change of terms	385	-
Issuance of ordinary shares- commitment fee	147	-

APPENDIX C - AMOUNT PAID DURING THE PERIOD:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Interest paid	108	32

APPENDIX D - BUSINESS COMBINATION OF AME AND FABRICA PRODUCT LINES

Six months ended June 30, 2026
Right of use assets, net	1,482
Inventory	2,520
Fixed assets	2,251
Accounts Receivable	252
Lease liabilities	(1,482)
Deferred Revenue	(1,377)
Royalty-bearing grant liability	(690)
Contingent consideration liability	(956)
Total cash paid	2,000

The accompanying notes are an integral part of the consolidated financial statements.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 1 – GENERAL:

1.

QTREX Quantum Ltd. (formerly Inspira Technologies Oxy B.H.N. Ltd (the “Company”) was incorporated in Israel and commenced its operations on February 27, 2018. On April 6, 2026, the company purchased manufacturing electronics business, including intellectual property, equipment, tooling, books and records, inventory, transferred customer contracts, leasehold rights and accounts receivable. As a result, the Company currently operates in two principal areas of activity: (i) the medical technology industry in the field of respiratory support technology and (ii) Additively Manufactured Electronics (“AME”) and related additive manufacturing technologies.

In March 2026, the Company established a wholly owned subsidiary for its medical technology operations. As of June 30, 2026, no operations, assets or liabilities had been transferred to the subsidiary, and the subsidiary had not commenced operations.

Medical technology activities:

The Company is engaged in the research, development, and manufacturing-related and go-to-market activities of proprietary products and technologies. The Company is developing the following products:

●	The INSPIRA ART (Augmented Respiratory Technology), a respiratory support technology targeted toward utilizing blood monitoring and direct blood oxygenation to boost patient saturation levels within minutes while the patient is awake. The aim is to provide an alternative to invasive mechanical ventilation, which is associated with high risks, complications, high costs and high mortality rates.

●	The HYLA blood sensor, a non-invasive optical blood sensor designed to perform real-time and continuous blood parameter measurements, potentially reducing the need for intermittent blood samples from patients.

●	The INSPIRA ART100 System, an advanced form of life support system, better known by the medical industry as a cardiopulmonary bypass system, which has been designed for use in procedures requiring cardiopulmonary bypass for six hours or less.

The Company’s INSPIRA™ ART100 system received U.S. Food and Drug Administration (“FDA”) 510(k) regulatory clearance for cardiopulmonary bypass procedures and Israeli Medical Equipment Division certification for extra-corporeal membrane oxygenation and cardiopulmonary bypass procedures. The Company’s other products, including the INSPIRA™ ART and HYLA™ blood sensor, have not yet been tested or used in humans and have not been approved by any regulatory entity.

The Company continues to market and sell its ART100 systems, generating ongoing commercial revenue. The Company also continues to develop its HYLA blood sensor and intends to file it with the FDA in order to pursue a commercialization clearance. Simultaneously, the Company is actively pursuing strategic opportunities to monetize its medical assets to maximize shareholder value.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 1 – GENERAL (Cont.):

Additively Manufactured Electronics and additive manufacturing activities:

On April 1, 2026, the Company entered into an Asset Purchase Agreement with Nano Dimension Technologies Ltd. (the “Seller”), pursuant to which the Company agreed to acquire certain assets and assume certain liabilities related to the Seller’s AME and Fabrica businesses. The transaction was completed on April 6, 2026.

The acquired assets include, among other things, intellectual property, equipment, tooling, inventory, transferred customer contracts, leasehold rights and accounts receivable associated with the AME and Fabrica businesses.

The Company’s AME platform is an advanced electronics manufacturing platform that utilizes specialized additive manufacturing technologies to produce electronic devices and components. The platform includes high-precision 3D electronic printing systems, proprietary conductive and dielectric materials, design and simulation software, engineering know-how, manufacturing equipment and related services.

As part of the business combination, the Company also acquired assets comprising the Fabrica business, which utilizes micro-additive manufacturing technologies for the production of high-resolution polymer and composite parts.

See Note 4 for additional information regarding the business combination.

Following the business combination, the Company operates through two principal areas of activity: its acquired additive manufacturing operations, including the AME and Fabrica businesses, and its legacy medical technology operations.

2.

The accompanying unaudited interim condensed consolidated financial statements (the “Financial Statements”) have been prepared assuming that the Company will continue as a going concern.

The Company currently conducts operations in both the AME and additive manufacturing fields and the medical technology field. Following the business combination completed on April 6, 2026, the Company operates an existing commercial AME business while continuing the development and commercialization of its legacy medical technologies. With respect to its medical technology activities, the Company is at the deployment stage with respect to the INSPIRA ART100 and is in the development stage with respect to its other medical technologies. In addition, the company is conducting research and development in the AME and additive manufacturing fields to advance its printed electronics capabilities for producing quantum connectivity products. The Company also expects to fund its operations through sales of the Company’s FDA-cleared technology and from its acquired AME business. As of June 30, 2026, the Company has incurred accumulated losses of $86 million and expects to continue to fund its operations, in part, through financing, such as the issuance of Ordinary Shares and warrants, in addition to through Israel Innovation Authority (“IIA”) grants, and revenues generated from its AME and medical technology activities. There is no assurance that such financing will be obtained. Our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. These interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 1 – GENERAL (Cont.):

3.

The Company’s offices and operating facilities are located in Ra’anana and Ness-Ziona, Israel. Since October 2023, Israel has experienced significant military and geopolitical developments involving Hamas in the Gaza Strip, Hezbollah in Lebanon, the Houthi movement in Yemen and Iran. These developments have resulted in periods of heightened regional instability, disruptions to international transportation and shipping routes, and increased uncertainty in the Israeli and regional business environment.

A ceasefire between Israel and Hamas took effect in October 2025. Although the ceasefire has significantly reduced the overall level of hostilities, military incidents and exchanges have continued during 2026, and the implementation of arrangements intended to bring a more permanent end to the conflict remains uncertain.

Hostilities involving Israel and Iran have also escalated significantly. Following earlier direct exchanges between Israel and Iran, the military conflict involving Israel, Iran and the United States intensified during 2026. Although temporary ceasefire arrangements have been reached from time to time, regional tensions remain elevated and there can be no assurance that hostilities will not resume or further escalate.

In addition, tensions involving Hezbollah in Lebanon and the Houthi movement in Yemen have continued to contribute to regional instability and disruptions to shipping and trade routes.

These developments may adversely affect the Israeli economy and could result in disruptions to the Company’s operations, supply chain, transportation, availability of personnel and access to financial and capital markets. As of the date of issuance of these unaudited interim condensed consolidated financial statements, the Company’s operations have not been materially adversely affected by these developments. The Company continues to monitor the potential impact of the regional security situation on its operations and financial conditions.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements. In the opinion of management, the financial statements reflect all normal and recurring adjustments necessary to fairly state the financial position and results of operations of the Company. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on March 26, 2026. The year-end balance sheet data was derived from the audited financial statements as of December 31, 2025, but not all disclosures required by generally accepted accounting principles in the United States (“U.S. GAAP”) are included in this interim report.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.):

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated in consolidation.

Controlled entity	Country of Incorporation	Percentage Owned June 30, 2026	Percentage Owned December 31, 2025
Inspira Medical. Ltd	Israel	100%	-

In March 2026, the Company established a wholly owned subsidiary for its medical technology operations. As of June 30, 2026, no operations, assets or liabilities had been transferred to the subsidiary, and the subsidiary had not commenced operations.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires us to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity, expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, judgments and methodologies. The Company bases its estimates on historical experience and on various other assumptions that it believes are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity (including share-based compensation) and the amount of expenses. Actual results could differ from those estimates.

Business Combinations

The Company accounts for business combinations using the acquisition method. The Company allocates the fair value of purchase consideration to the tangible and intangible assets acquired, and liabilities assumed, based on their estimated fair values. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain identifiable assets include, but are not limited to, the selection of valuation methodologies, forecasted revenue, discount rates, and useful lives. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Acquisition costs, such as legal and consulting fees, are expensed as incurred and are included in general and administrative expenses in the consolidated statements of comprehensive loss. During the measurement period, which is up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statements of comprehensive loss.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.):

Recently Issued Accounting Standards

In December 2023, the Financial Accounting Standards Board (the “FASB”) issued accounting standards update (“ASU”) 2023-09, “Improvements to Income Tax Disclosures,” which modifies disclosure requirements for income taxes. This ASU requires the disclosure of the reconciliation between the tabular statutory tax rate and the effective tax rate in both percentages and dollars, additional disaggregated rate reconciliation categories and disaggregation of both income taxes paid and income tax expense by jurisdiction. This guidance is effective for annual periods beginning after December 15, 2024. We expect this ASU to impact only our disclosures, with no impact to our results of operations, cash flows and financial condition.

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures,” which expands disclosure of significant costs and expenses. This ASU requires expanded disclosures of significant costs and expenditures within cost of goods sold and selling, general and administrative expenses, including amounts of inventory purchased, employee compensation, depreciation, amortization and selling expenses. This ASU also requires expanded qualitative disclosures, including a description of selling expenses and a description of non-disaggregated expenses. This guidance is effective for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We expect this ASU to impact only our disclosures, with no impact to our results of operations, cash flows and financial condition.

Revenue recognition

The Company’s revenues are measured according to the ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, revenues are measured according to the amount of consideration that the Company expects to be entitled to receive in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

At contract inception, the Company identifies performance obligations, which may include the delivery of printers, ink and other consumables, installation and training services, and support services. Revenue is allocated to each performance obligation based on the relative standalone selling price (“SSP”) of the goods or services of each performance obligation. If an SSP is not directly observable, the Company allocates the transaction price to the identified performance obligations based on the residual approach. Revenue for the printer hardware is determined using the residual method, whereby the total transaction price is allocated first to all other performance obligations based on their SSPs, with any remaining transaction price allocated to the printer.

Revenue from products consist primarily of revenues from the sale of printers, ink and other consumables. Revenue from products is recognized at a point in time when control transfers to the customer upon delivery terms.

Revenue from services consist primarily of installation and training services and support and maintenance services. Revenue from installation and training services is recognized when the related services are performed. Revenue from support and maintenance services is recognized on a straight-line basis over the service period.

Any discounts provided to customers are accounted for as a reduction from revenues.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.):

The Company applies the five-step model under ASC 606:

(i)	identify the contract with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations; and

(v)	recognize revenue when (or as) performance obligations are satisfied.

Standard product warranties that provide assurance that the product complies with agreed specifications do not represent a separate performance obligation and are accounted for under ASC 460. Extended warranty, support and maintenance services that provide services in addition to such assurance are accounted for as separate performance obligations under ASC 606, when applicable, and the related revenue is recognized over the applicable service period.

Substantially all of the Company’s hardware products are covered by a standard assurance warranty of one year. In the event of a failure of a product covered by this warranty, the Company may repair or replace the product, at its option.

Cost of revenues

Cost of revenues consists of sub-contractors, raw materials, shipping and handling costs to customers, salary, employee-related expenses, depreciation, royalties to the IIA, provision for assurance and overhead expenses.

Cost of revenues are expensed commensurate with the recognition of the respective revenues.

Inventory

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products, and for market prices lower than cost, if any.

The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions) and the age of the inventory. At the point of the loss recognition, a new lower cost basis for that inventory has been established.

For the medical technology operations, inventory cost is determined using the moving average cost method, including applicable indirect costs.

For the AME operations, finished goods are measured using a standard costing system that approximates the first-in, first-out (“FIFO”) method. The cost of finished goods includes materials, labor and manufacturing overhead incurred in bringing the inventory to its present location and condition. Raw materials are measured using the weighted-average cost method.

The Company regularly reviews inventory on hand, product development plans and sales forecasts to identify inventory carrying amounts in excess of net realizable value.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.):

Property, Plant, and Equipment

Property and equipment are stated at cost. Depreciation is computed based on the straight-line method, over the estimated useful life of the assets.

Property and equipment acquired as part of a business combination is depreciated from the acquisition date over the remaining estimated useful life of the respective assets as determined at the acquisition date.

Annual rates of depreciation are as follows:

%

Computers	33-42
R&D equipment	6-100
Furniture and office equipment	6-76
Leasehold Improvements	10-67

Government Grants

The Company receives royalty-bearing grants from the IIA for approved research and development projects under Israeli law. Royalties on the revenues derived from products and services developed using such grants, are payable to the Israeli Government.

The grants are linked to the exchange rate of the dollar to the New Israeli Shekel and bear interest of the Secured Overnight Financing Rate (“SOFR”) per year (SOFR is a benchmark interest rate which replaced the London Inter-Bank Offered Rate).

Regarding the medical segment- these grants are recognized as a deduction from research and development costs at the time the Company is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of cost of revenues.

In connection with the business combination of the AME technology and business, the Company assumed certain obligations relating to royalty-bearing grants previously received from the IIA. Under the applicable arrangements, royalties are payable based on revenues generated from products and services developed using such grants, up to the amount of the grants received, plus applicable interest. The obligation to pay such royalties is contingent upon the generation of qualifying revenues. The royalty payments will be recorded against the liability at the payment date.

Under the terms of the IIA grant approvals, the Company is committed to pay royalties, 3% of revenues generated from the sale of the acquired technology, related products, and services, up to the aggregate amount of the historical grants received, plus accrued interest.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 3 – SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

During the six months ended June 30, 2026, the Company completed several significant transactions and other events that had a material impact on its operations and financial position, as described below.

1.	On April 6, 2026, the Company completed the acquisition of certain assets and operations relating to the AME and Fabrica product lines from Nano Dimension Ltd. The acquired assets included, among other things, intellectual property, property and equipment, inventory and customer-related assets and contracts. The transaction was accounted for as a business combination in accordance with ASC 805, Business Combinations. Accordingly, the identifiable assets acquired and liabilities assumed were recognized at their estimated fair values as of the acquisition date.

See Note 4 for additional information regarding the business combination.

2.	During the six months ended June 30, 2026, the Company completed two equity financing transactions.

On February 5, 2026, the Company completed a registered direct offering pursuant to which it issued 4,000,000 Ordinary Shares and pre-funded warrants to purchase up to 2,785,715 Ordinary Shares. Concurrently with the registered direct offering, the Company completed a private placement of ordinary warrants to purchase up to 6,785,715 Ordinary Shares. The combined purchase price was $0.70 per Ordinary Share and accompanying ordinary warrant and $0.699 per pre-funded warrant and accompanying ordinary warrant. The offering resulted in gross proceeds to the Company of approximately $4.8 million, before deduction of placement agent fees and other offering expenses in an amount of approximately $485.

3.	On May 29, 2026, the Company entered into a securities purchase agreement with a single institutional investor pursuant to which the Company agreed to issue and sell 3,895,000 Ordinary Shares at a purchase price of $1.50 per share and pre-funded warrants to purchase up to 2,771,667 Ordinary Shares at a purchase price of $1.4999 per pre-funded warrant. The offering closed on June 1, 2026, and resulted in gross proceeds to the Company of approximately $10 million, before deduction of placement agent fees and other offering expenses in an amount of approximately $856.

4.	During the six months ended June 30, 2026, the Company terminated its existing operating lease early for office space on the sixth floor of its Ra’anana offices. Upon termination, the Company derecognized the related right-of-use asset, with a net carrying amount of approximately $361, and the related lease liability of approximately $380.

During the same period, the Company entered into a new operating lease for office space on the eighth floor of the same building. At the commencement date of the new lease, the Company recognized a right-of-use asset and a corresponding lease liability of approximately $1.36 million.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 4 – BUSINESS COMBINATION

On April 6, 2026 (the “Business Combination Date”), the Company completed the business combination of the AME business activity of the Seller, pursuant to an Asset Purchase Agreement entered into between the Company and the Seller. The acquired AME business is engaged in the development, manufacturing and commercialization of additively manufactured electronics solutions, including electronic 3D printing systems and related materials and technologies. The business combination expands the Company’s operations into the field of additively manufactured electronics and provides the Company with an existing commercial platform, products, manufacturing capabilities and customer relationships in this field.

The transaction purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values as of the business combination date.

As of June 30, 2026, the purchase price allocation is preliminary and may be adjusted during the measurement period until the Company completes the valuation of the assets acquired and liabilities assumed and obtains additional information regarding facts and circumstances that existed as of the business combination date.

Accordingly, the amounts recognized for the assets acquired and liabilities assumed, including the identification and valuation of intangible assets, if any, and any resulting goodwill, are preliminary and may be adjusted during the measurement period.

The preliminary fair value of the consideration transferred was as follows:

U.S. dollars in thousands
As of April 6, 2026
Consideration:
Cash consideration	2,000
Contingent consideration liability	956
Total consideration fair value	2,956

Identifiable assets acquired and liabilities assumed
Trade receivables	252
Inventory	2,520
Right-of-use assets, net	1,482
Property and equipment	2,251
Lease liabilities	(1,482)
Royalty-bearing grant liability	(690)
Deferred revenues	(1,377)
Total identifiable net assets acquired	2,956
Goodwill	-
Total purchase consideration	2,956

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 4 – BUSINESS COMBINATION (Cont.):

The contingent consideration arrangement provides for additional payments to the Seller based on the performance of the acquired business following the Business Combination Date. The estimated fair value of the contingent consideration liability recognized as of the Business Combination Date was approximately $956 thousand. The ultimate amount payable pursuant to the contingent consideration arrangement may differ from the amount initially recognized.

The acquired business generated revenues of $1,554 and a net loss of $1,436 from the acquisition date through June 30, 2026. These amounts are included in the Company's unaudited interim condensed consolidated financial statements of operations for the six months ended June 30, 2026.

The supplemental pro forma financial information in the table below summarizes the combined results of operations as if the business combination had occurred on January 1, 2025. The unaudited supplemental pro forma financial information is presented for illustrative purposes only and does not purport to represent what the actual results of operations would have been had the business combination occurred on the date indicated, nor is it indicative of results for any future periods.

The unaudited supplemental pro forma results of operations for the six months period ended June 30, 2026 include certain pro forma adjustments including the following:

-	Operating expenses including research and development, general and administrative and sales & marketing expenses were derived on a pro rata basis from the 2025 annual abbreviated financial statements, such expenses were incurred rateably throughout the year excluding one-time expenses.
-	Acquisition-related transaction costs were excluded and assumed to be incurred at January 1, 2025.

Six Months Ended June 30, (Unaudited)
2026
Pro forma revenue	3,353
Pro forma net loss	10,054

Contingent Consideration – Fair Value Measurement

The fair value of the contingent consideration was estimated using a probability-weighted discounted cash flow model. The valuation incorporates management’s estimates regarding future operating performance, the probability of achieving the sales of inventory, expected payment timing, and a risk-adjusted discount rate.

The fair value measurement was based on two projected revenue scenarios, with probability weightings ranging from 15% to 85%. The assigned probabilities reflected management’s expectations regarding the projected revenues during the next 12 months, discounted at a discount rate of 29.5%.

NOTE 5 – INVENTORY

	June 30, 2026	December 31, 2025
Raw materials	1,179	208
Work in progress	426	66
Finished goods (*)	1,207	461
Total	2,812	735

(*)	As of June 30, 2026, the finished goods mainly include 4 ART 100 systems, 4 ART100 carts related to the medical technology operations, and 2 DragonFly IV Systems related to the AME operations.

NOTE 6 – FINANCIAL LIABILITIES AT FAIR MARKET VALUE:

	June 30, 2026	December 31, 2025

Financial liability (1,3)	-	296
Private Warrants (2)	-	786
Total	-	1,082

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 6 – FINANCIAL LIABILITIES AT FAIR MARKET VALUE (Cont.):

1.	Financial liability

The Company agreed to pay fees of 4% from the funds that will be received in an event of exercise of part of the Company’s ordinary warrants that were issued in a certain December 2024 private placement which created a financial liability presented on the total potential amount which was $46 as of December 31, 2025.

During the six-month period ended on June 30, 2026, certain investors exercised part of the ordinary warrants by cashless mechanism into ordinary shares, and the remaining ordinary warrants expired on June 30, 2026.

As a result, as of June 30, 2026, the financial liability was fully expired.

2.	Private Warrants

On December 26, 2023, the Company entered into a certain securities purchase agreement pursuant to which it issued unregistered warrants, to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise price of $1.28 per share (the “Private Warrants”). The Private Warrants were exercisable immediately upon issuance and will expire three and a half years following their issuance.

The Private Warrants include cashless exercise mechanism, according to the terms specified in the agreement.

The Private Warrants may create obligation to transfer cash to the investors at fundamental transactions according to fair value of the black Scholes model that include variable inputs.

Therefore, the Company accounts for the Private Warrants as financial liability instruments that are measured at fair value and recognized financial expenses or income through profit and loss.

As of December 31, 2025, the fair value of the Private Warrants was approximately $786.

On February 5, 2026, the Company amended the terms of the Private Warrants, including reducing the exercise price from $1.28 to $0.70 per share, extending the expiration date to February 5, 2031 and certain fundamental transaction and cashless exercise provisions. Immediately prior to the amendment, the Private Warrants were remeasured to a fair value of approximately $385, resulting in financial income of approximately $401 during the six-month period ended June 30, 2026. Following the amendment, the Private Warrants qualified for equity classification, and the related liability was reclassified to equity.

The company measured fair value by using Black-Scholes option pricing model;

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 6 – FINANCIAL LIABILITIES AT FAIR MARKET VALUE (Cont.):

The key inputs that were used in the Private Warrants fair value were:

	February 5, 2026 (*)	December 31, 2025
Stock price	0.65	0.9
Exercise price	1.28	1.28
Risk-free interest rate	3.46%	3.48%
Expected volatility	79.35%	80.59%
Expected dividend yield	0%	0%
Expected term of warrants (years)	1.5 years	1.5 years

(*)     Revaluation of the warrant prior to the amendment of the terms and reclassification to equity

3.	Standby Equity Purchase Agreement

On December 12, 2025, the Company entered into the Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”), pursuant to which the Company has the right to sell to Yorkville up to $25,000 of Ordinary Shares, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. The Company also entered into a Registration Rights Agreement with Yorkville pursuant to which it will register the resale of Ordinary Shares issued to Yorkville pursuant to the SEPA. Sales of Ordinary Shares to Yorkville under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell Ordinary Shares to Yorkville under the SEPA.

Each advance (each, an “Advance”) the Company requests in writing to Yorkville under the SEPA (notice of such request, an “Advance Notice”) may be for a number of Ordinary Shares. The Ordinary Shares purchased pursuant to an Advance delivered by the Company will be purchased at a price equal to 97% of the lowest daily VWAP of the Ordinary Shares during the three consecutive trading days commencing on the date of the delivery of the Advance Notice, other than the daily VWAP on a day in which the daily VWAP is less than a minimum acceptable price as stated by the Company in the Advance Notice or there is no VWAP on the subject trading day. The Company may establish a minimum acceptable price in each Advance Notice below which the Company will not be obligated to make any sales to Yorkville. “VWAP” is defined as the daily volume weighted average price of the Ordinary Shares for such trading day on the Nasdaq Stock Market (“Nasdaq”) during regular trading hours as reported by Bloomberg L.P.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 6 – FINANCIAL LIABILITIES AT FAIR MARKET VALUE (Cont.):

In connection with the execution of the SEPA, the Company agreed to pay a legal and structuring fee in the amount of $25, of which (a) $15 has been paid prior to the execution date, and (b) $10 has been paid within 3 days of the execution of the agreement. The Company also agreed to pay a commitment fee of $500 in Ordinary Shares to Yorkville, payable in two instalments of $250 each. The first instalment was settled in December 2025 through the issuance of 218,627 Ordinary Shares.

The second instalment was recorded as financial liability measured at fair value through profit and loss. As of December 31, 2025, the fair value of the financial liability amounted to $250.

On March 5, 2026, the second instalment was settled through the issuance of 245,098 Ordinary Shares.

The SEPA was terminated in March 2026. No advance was made under the SEPA prior to its termination.

NOTE 7 – REVENUES:

As of June 30, 2026, the Company has two business units: the medical business unit and the AME business unit.

1.	In the medical business unit, the Company generates revenues from the sale of INSPIRA ART100 systems and related carts, with revenue recognized upon transfer of control of the products to the customer.

2.	In the AME business unit, the Company generates revenues from the sale of additive manufacturing systems and consumables, as well as from related support and maintenance services. Revenue from the sale of systems and consumables is recognized upon transfer of control of the products to the customer, while revenue from support and maintenance services is recognized as the related services are provided.

For the six months ended June 30, 2025, the Company’s revenues were derived solely from the medical business unit and amounted to $289 thousand, all of which represented product revenues.

For the six months ended June 30, 2026, the Company’s revenues were derived solely from the AME business unit and amounted to $1,554 thousand, of which $1,241 thousand represented product revenues and $313 thousand represented service revenues.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 8 – COST OF REVENUES:

	As of June 30, 2026	As of June 30, 2025

Materials and subcontractors	460	235
Payroll and related	138	23
Other	12	29
Total	610	287

NOTE 9 – RELATED PARTIES

The following transactions arose with related parties:

Transactions and balances with related parties:

1.	Transactions with related parties

	For the six-month ended
	June 30, 2026	June 30, 2025
Salary and related expenses – officers and directors(1)	900	1,043
Share based payment – officers and directors(2)	497	1,625

(1)	The amounts for the six months ended June 30, 2025 include payroll and related expenses of $118 for a four-month advance notice period, as agreed in the employment agreement of the Company’s former president and director, whose employment was terminated by the board of directors on May 25, 2025.

(2)	The amounts for the six months ended June 30, 2025 include share-based compensation expenses of $672 related to the acceleration of future vesting pursuant to the termination of employment by the Company, and not for cause, as provided under the equity grant agreements of the Company’s former president, founder and director, approved by the Company’s shareholder and board of directors. In November 2025, the restricted share units (“RSUs”) will be technically delivered according to the employment terms.

2.	Balances with related parties

Name	Nature of transaction	As of June 30, 2026	As of December 31, 2025
Officers	Salaries and related(1)	(454)	(343)
Directors	Compensation for directors	(45)	(41)

(1)	See note 9(1.1)

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY:

A.	Share capital:

	Number of shares as of June 30, 2026		Number of shares as of December 31, 2025
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares	100,000,000	55,406,688	100,000,000	35,949,247

1.	On March 14, 2025, the Company entered into a sales agreement with A.G.P./Alliance Global Partners, as sales agent, pursuant to which the Company could offer and sell, from time to time, through the sales agent, Ordinary Shares pursuant to the March 2025 ATM, having an aggregate offering price of up to $1,019. On April 10, 2025, the maximum aggregate offering amount was increased to $1,917. On July 1, 2025, the maximum aggregate offering amount was increased to $7,118. On September 16, 2025, the maximum aggregate offering amount was increased to a total of $14,687. As of December 31, 2025, the Company sold 5,485,898 Ordinary Shares under the March 2025 ATM for aggregate gross proceeds of approximately $4,888, before deducting offering costs of approximately $272.
2.	On August 8, 2025, the Company issued 100,000 Ordinary Shares to an advisor in connection with a consulting service agreement.
3.	On December 12, 2025, the Company issued 1,565,217 Ordinary Shares at a purchase price of $1.15 per ordinary share The gross proceeds received by the Company from the offering were $1,800.
4.	On December 17, 2025, the Company issued 218,627 Ordinary Shares, in connection with the commitment fees issuable pursuant to the terms of the SEPA.
5.	On February 5, 2026, the Company entered into a Securities Purchase Agreement with a single institutional investor, pursuant to which the Company issued and sold in a registered direct offering (i) 4,000,000 Ordinary Shares at an offering price of $0.70 per share and (ii) pre-funded warrants to purchase up to 2,785,715 Ordinary Shares at an offering price of $0.6999 per pre-funded warrant. Concurrently, in a private placement, the Company issued unregistered warrants to purchase up to 6,785,715 Ordinary Shares at an exercise price of $0.70 per share. The warrants become exercisable six months following issuance and expire five years from the initial exercise date. The aggregate gross proceeds from the offering were approximately $4,750, before deducting offering costs of approximately $485.

As of June 30, 2026, all the pre-funded warrants were exercised into ordinary shares.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY (Cont.):

6.	In connection with the February 2026 offering, the Company amended the terms of 3,031,250 Private Warrants originally issued in December 2023. The exercise price of the Private Warrants was reduced from $1.28 to $0.70 per share, the expiration date was extended from June 27, 2027 to February 5, 2031, and certain fundamental transaction and cashless exercise provisions were amended. Following the amendment, the Company concluded that the amended Private Warrants are indexed to the Company’s own stock and meet the conditions for equity classification and, accordingly, the Private Warrants were reclassified from financial liabilities to equity. As a result, the additional paid in capital increased in amount of $385.

As of June 30, 2026, all the warrants were exercised into 2,411,014 ordinary shares using cashless mechanism.

7.	In connection with the SEPA, the Company issued 245,098 Ordinary Shares on March 5, 2026 in settlement of the second tranche of the commitment fee. The SEPA was terminated in March 2026.

8.	On May 29, 2026, the Company entered into a Securities Purchase Agreement with a single institutional investor, pursuant to which the Company issued and sold in a private placement (i) 3,895,000 Ordinary Shares at a purchase price of $1.50 per share and (ii) pre-funded warrants to purchase up to 2,771,667 Ordinary Shares at a purchase price of $1.4999 per pre-funded warrant. Each pre-funded warrant is exercisable for one Ordinary Share at an exercise price of $0.0001 per share. The offering closed on June 1, 2026, and resulted in aggregate gross proceeds of approximately $10,000, before deducting offering costs of approximately $856.

As of June 30, 2026, all the pre-funded warrants were exercised into ordinary shares.

9.	During the six-month period, ended on June 30, 2026, 132,412 agent warrants were exercised using cashless mechanism to total of 60,661 ordinary shares and 3,451,572 ordinary warrants were exercised into 1,673,741 ordinary shares using cashless mechanism.

10.	During the six-month period ending June 30, 2026, the Company issued an aggregate amount of 1,430,066 Ordinary Shares in connection with vested RSUs and an additional 184,479 Ordinary Shares in connection with option exercised.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY (Cont.):

B. Warrants reserves - Composition and movements:

1.	The following table reconciles the movement in warrants outstanding at the beginning and end of the period:

	Number of Warrants	Weighted-average exercise price	Weighted average remaining contractual term (in years)
Balance as of December 31, 2025	5,936,690	2.49	0.8
Issued	12,343,097	0.38	5.1
Reclassification of private warrants from financial liability at fair value into equity	3,031,250	0.7	4.61
Exercised	(12,172,616)	0.5	1.17
Expired	(301,429)	1.1	-
Balance as of June 30, 2026	8,836,992	1.72	3.97

2.	The following table summarizes information about the Company’s outstanding warrants as of June 30, 2026.

Exercise Price	Warrants outstanding as of June 30, 2026	Expiration date
5.5	1,640,455	15/07/2026
6.875	145,455	15/01/2027
1.6	205,027	28/06/2027
1.56	60,340	14/06/2028
0.7	6,785,715	05/08/2031
Balance as of June 30, 2026	8,836,992

C. Loss per share:

Loss per share has been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and profit for the period as follows:

	Year ended June 30, 2026	Year ended June 30, 2025
Loss for the period	6,354	6,398
Total number of Ordinary Shares	55,406,688	28,651,297
Weighted average number of Ordinary Shares	44,566,144	26,782,603
Basic and diluted loss per share	(0.14)	(0.24)

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 11 – SHARE BASED COMPENSATION:

1. On February 20, 2025, the Company’s Board of Directors approved a grant of 644,000 RSUs to employees, a grant of 2,360,000 RSUs to certain of its executives and directors and options to purchase an aggregate of 55,000 Ordinary Shares to service providers under the 2019 Equity Incentive Plan. The RSUs and options represent the right to receive Ordinary Shares at a future time and vest over a period of three years, with a one-year cliff. The RSUs designated to employees and directors were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

2. On August 6, 2025, the Company’s Board of Directors approved a grant of 1,200,000 RSUs to certain of its executives. The RSUs represents the right to receive Ordinary Shares at a future time and vest over a period of three years, 25% of the amount will vest on January 1, 2026, 25% of the amount will vest on July 1, 2026 and the rest will vest equally quarterly amounts along two more years. The RSUs designated to employees and directors were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise. The board also approved a grant of 300,000 RSUs to certain of its executives based on revenue milestones to be measured at the end of the fiscal year of 2027. As of June 30, 2026, the Company’s management doesn’t anticipate that the performance condition regarding the revenue milestone will be met. Therefore, no share based expenses were recorded.

3. On November 18, 2025, the Company’s Board of Directors approved a grant of 490,000 RSUs to employees, a grant of 30,000 RSUs to certain director, options to purchase an aggregate of 20,000 Ordinary Shares to employee and options to purchase an aggregate of 20,000 Ordinary Shares to service providers under the 2019 Equity Incentive Plan. The RSUs and options represent the right to receive Ordinary Shares at a future time and vest over a period of three years, with a one-year cliff. The RSUs designated to employees and directors were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

The fair value of all granted options was estimated by using the Black Scholes option pricing model, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions of the share options, as well as the capital structure of the Company and the volatility of its assets, on the date of grant based on certain assumptions.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 11 – SHARE BASED COMPENSATION (Cont.):

The following inputs were used to measure the fair value of the option at grant date:

		November 18, 2025	February 22, 2025
(i)	Expected volatility	123.41%	128.78%
(ii)	Dividend rate	0%	0%
(iii)	Expected term (vesting period)	Three years	One year - Three years
(iv)	Contractual life	Ten years	Ten years
(v)	Free risk rate	4.12%	4.5%

The fair value of all granted RSUs was the Company’s quote price at the grant date.

During the six months ended June 30, 2026, and 2025 the Company recorded share-based payment expenses in the amount of $756 and $1,838 respectively.

The options to service providers and advisers outstanding as of June 30, 2026, as follows:

	Six months ended June 30, 2026
	Number of options	Weighted Average Exercise Price

Outstanding at beginning of year	240,111	0.97
Granted	-	-
Exercised	(5,442)	0.12
Outstanding as of June 30, 2026	234,669	0.99
Exercisable options	210,085	0.99
Share-based payment expenses	$10

There were no outstanding vested RSUs to services providers and advisors as of June 30, 2026.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 11 – SHARE BASED COMPENSATION (Cont.):

The options to employees and directors outstanding as of June 30, 2026, as follows:

	Six months ended June 30, 2026
	Number of options	Weighted average Exercise price

Outstanding at beginning of year	277,265	0.27
Granted	-
Exercised	(179,037)	0.21
Forfeited	-
Outstanding as of June 30, 2026	98,228	0.41
Exercisable options as of June 30, 2026	76,561	0.23
Share-based payment expenses	$3

The RSUs to employees and directors outstanding as of June 30, 2026, as follows:

Number of RSUs

Outstanding at beginning of year	4,745,512
Granted	-
Forfeited	(135,756)
Vested	(1,430,066)
Outstanding as of June 30, 2026	3,179,690
Vested as of June 30, 2026	7,826,710
Share-based payment expenses	$743

NOTE 12 – OPERATING SEGMENTS:

Following the business combination of the AME business on April 6, 2026 (see note 4), the Company began managing and reporting its operations through two reportable segments: the AME and quantum segment and the medical technology segment. Prior to the business combination, the Company operated as a single reportable segment focused on medical technology activities. Accordingly, segment information is presented separately beginning with the six-month period ended June 30, 2026.

The Company’s chief operating decision maker reviews the Company’s internal reports for performance evaluation and resource allocations. The Company’s management determined the operating segments based on these reports. The chief operating decision maker examines the performance of the operating segments based on the measurement of operating loss. No information was presented on the assets and liabilities of the segments because these items are not analyzed by the main operational decision maker in segmentation.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 12 – OPERATING SEGMENTS (Cont.):

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer.

Segment description:

AME and Quantum hardware Segment

The AME segment comprises the Company’s additive manufacturing activities acquired from the Seller in April 2026. The segment develops, manufactures and commercializes additively manufactured electronics solutions, including electronic 3D printing systems which advancing our printed electronics capabilities to produce quantum connectivity products, related materials and consumables, spare parts, and related support and maintenance services.

Medical Technology Segment

The medical technology segment comprises the Company’s medical technology activities, primarily focused on the development and commercialization of respiratory support and blood monitoring technologies, including the INSPIRA ART100 system and the Company’s other medical technologies.

Prior to April 6, 2026, the Company operated as a single reportable segment. Accordingly, comparative information for the six months ended June 30, 2025 is not presented by segment.

The following table presents the Company’s segment information for the six months ended June 30, 2026:

1.	Segment information:

	For the Six months ended June 30, 2026
	Medical Technology	AME and Quantum Segment	Elimination of inter-segment transactions	Total
Segment revenues	-	1,554	-	1,554
Segment cost of revenues	-	(610)	-	(610)
Segment gross profit	-	944	-	944
Segment gross margin	-	61%	-	61%

Operating expenses
Research and development	(3,681)	(1,079)	-	(4,760)
General and administrative	(1,659)	(935)	-	(2,594)
Sales and marketing	(179)	(366)	-	(545)
Other income	19	-	-	19
Segment total operating expenses	(5,500)	(2,380)	-	(7,880)

Segment operating loss	(5,500)	(1,436)	-	(6,936)

Interest income from deposits	-	-	-	22
Finance income (expenses), net	-	-	-	560
Net loss and comprehensive loss	-	-	-	(6,354)

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 12 – OPERATING SEGMENTS (Cont.):

2.	Major Customers:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Customer A	22%
Customer B	25%
Customer C	27%
Customer D		100%

3.	Geographical Information:

The following table presents the Company’s revenues from external customers by geographic area, based on the location of the customer:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Europe	980
Other	397
USA	177	289
Total revenues	1,554	289

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 13 – COMMITMENTS AND CONTINGENCIES:

A.	Royalties to the IIA

Medical devices development

In September 2019, the IIA approved an application that supports upgrading the Company’s manufacturing capabilities for an aggregate budget of NIS 4,880,603 (approximately $1,500). The IIA committed to fund 60% of the approved budget. Eventually the project budget concluded in the aggregate amount of NIS 4,623,142 (approximately $1,333). The program is for the period beginning October 2019 through November 2020 and the Company received total funds in the amount of NIS 2,773,885 (approximately $809) from the IIA, which were recorded as part of the IIA participation and were deducted from research and development (“R&D”) expenses.

In October 2023, the IIA approved a grant of another development project of the Company at an aggregate budget of NIS 3,850,869 (approximately $1,062). The IIA committed to fund 40% of the approved budget. The program is for the period beginning January 2024 through March 2025. As of June 30, 2026, the Company received total funds in the amount of NIS 1,410,925 (approximately $385) from the IIA, which were recorded as part of the IIA participation and were deducted from R&D expenses.

According to the agreements with the IIA, the Company will pay royalties of 3% of sales up to an amount equal to the accumulated grant received linked to the U.S. dollar and bearing interest at an annual rate of SOFR. Repayment of the grants are contingent upon the successful completion of the Company’s R&D programs and generating sales. The Company has no obligation to repay these grants if the R&D programs fail, are unsuccessful or aborted, or if no sales are generated.

The Company has not generated sales from its medical operation as of June 30, 2026; therefore, no additional liability was recorded against cost of sales expenses. As of June 30, 2026, the maximum obligation with respect to the grants received from the IIA for the medical device development, contingent upon entitled future sales, is $1,391 plus SOFR interest.

The Company has obligations regarding know-how, technology, or products, not to transfer the information, rights thereon and production rights which derive from the research and development without the IIA Research Committee approval.

AME

In connection with the business combination of the 3D printing technology and related AME assets in April 2026, the Company assumed the seller’s historical contingent royalty liabilities toward the IIA.

As of June 30, 2026, the carrying value of this liability is estimated at approximately $690 thousand, representing the present value of expected future cash outflows associated with funded research and development programs. The liability is classified between current and non-current liabilities based on management’s estimate of the timing of future revenue-generating activities and the related repayment obligations.

As of June 30, 2026, approximately $597 thousand is presented as non-current liabilities, representing amounts expected to be repaid beyond the next 12 months, while the remaining approximately $93 thousand is presented within current liabilities under other accounts payables, representing amounts expected to be repaid within the next 12 months.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 13 – COMMITMENTS AND CONTINGENCIES (Cont.):

Intellectual Property Licensing Arrangements

The former research and development activities of Nano Dimension regarding conductive ink were partially based on an exclusive license granted by Yissum Technology Transfer (“Yissum”) to develop, use, manufacture, and commercialize products based on certain patent-protected technology and applications (the “License Agreement”), which was subsequently assigned to the company.

Under the terms of the License Agreement, the licensee was required to pay royalties based on net sales, a percentage of sublicense income, and an annual maintenance fee.

However, all underlying patents and patent applications under the License Agreement have either expired or lapsed due to non-maintenance. Furthermore, the company has transitioned to alternative manufacturing methods and proprietary formulations that do not rely on or utilize the licensed patents. Consequently, the company has assessed that it has no continuing royalty or payment obligations under the agreement, and intends to formally notify Yissum of the termination of the License Agreement based on the expiration and non-maintenance of the underlying intellectual property and the lack of commercial reliance thereon.

B.	Legal Claims

In the normal course of business, various legal claims and other contingent matters may arise. Management believes that any liability that may arise from such matters would not have a material adverse effect on the Company’s results of operations or financial condition as of and for the six month period ended June 30, 2026.

On December 12, 2021, the Company terminated its employment agreement with Dr. Udi Nussinovitch, one of its founders who served as the Company’s Chief Scientific Officer since March 2018. On February 24, 2022, the Company sued Mr. Nussinovitch for breach of good faith and breach of his fiduciary duties as a shareholder and former officer of the Company. On November 9, 2022, the Company received notice of a complaint filed by Mr. Nussinovitch, as well as a complaint filed with the regional labor court in Tel Aviv, Israel on November 8, 2022. Mr. Nussinovitch has alleged certain deficiencies in the Company’s Extraordinary General Meeting of Shareholders held on Friday, December 17, 2021, resulting from his status as a minority shareholder. In addition, with respect to the labor dispute, Mr. Nussinovitch is seeking remuneration and the issuance of Ordinary Shares. A partial hearing was held in the regional labor court on July 19, 2023, and the parties were required by the court to file their positions on a stay of the proceeding pending the decision on the case initiated by the plaintiff in the District Court. On May 31, 2026, a status hearing was held before the Court. Currently, the proceedings remain (de facto) stayed.

A pre-trial hearing was held in the district court on January 21, 2024. During the hearing, the court suggested that the parties consider resolving the case through an out-of-court arrangement or mediation. The parties agreed to a mediation process which did not succeed. On January 7, 2025, Mr. Nussinovitch filed a motion to amend his Statement of Claim, requesting to modify the requested relief. Instead of the original remedies sought, Mr. Nussinovitch requested that the Company, or Mr. Ben Noon and Mr. Hayon, purchase all of his rights and shares in the Company at their average value from the date of the Company’s initial public offering until the date of the general meeting held on December 17, 2021. On January 13, 2025, a pretrial hearing was held. The court denied Mr. Nussinovitch’s motion to amend and instructed him to notify whether he wishes to withdraw his original claim or maintain it. Mr. Nussinovitch’s notified the court that he intended to proceed with the original claim in its current form.

Qtrex Quantum Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 13 – COMMITMENTS AND CONTINGENCIES (Cont.):

On May 7, 2025, the court issued its decision on the motion to dismiss. The judge ruled that the claim would be partially dismissed and that the continuation of the proceedings would be contingent upon payment of court fees. The court ordered the dismissal of remedies that Mr. Nussinovitch’s himself had clarified were no longer relevant and further determined that the declaratory remedies would remain in the claim and ruled that Mr. Nussinovitch must pay court fees in connection with the operative remedy regarding Mr. Nussinovitch’s entitlement to receive the benefits granted to the controlling shareholders and the allocation of restricted shares. On June 26, 2025, Mr. Nussinovitch submitted a notice to the court detailing the calculation of the claim value in relation to the operative remedies.

According to Mr. Nussinovitch’s calculations, the value of the restricted shares he was entitled to receive amounts to NIS 5,751,714. Based on this valuation, Mr. Nussinovitch paid court fees in the amount of NIS 143,493. A preliminary hearing in the case was held on September 8, 2025, during which the court set deadlines for the filing of witness statements. On September 18, 2025, Mr. Nussinovitch notified the court of his consent to dismiss the claim against the directors of the Company. On September 21, 2025, the court rendered a judgment dismissing the claim against the Company’s directors. On December 8, 2025, the Plaintiff filed witness statements on his behalf. On June 11, 2026, the Defendants filed witness statements on their behalf. The parties agreed to refer the matter to mediation. Since then, several mediation sessions have been held, and the mediation process is still ongoing.

As of the date of these Financial Statements, the Company believes that the claims will result in no disbursement of monetary payments by the Company.

NOTE 14 – SUBSEQUENT EVENTS:

1.	On July 6, 2026, the Company’s Board of Directors approved a grant of 5,950,000 RSUs and options to employees, directors and officers. The RSUs and options represent the right to receive Ordinary Shares at a future time and vest over a period of three years, with a cliff.

2.	On July 21, 2026, the Company’s Board of Directors approved a grant of 50,000 options to a consultant. The options represent the right to receive Ordinary Shares at a future time and vest over a period of three years, with a cliff.

3.	On July 6, 2026, the Board of Directors approved the establishment of a subsidiary in the U.S.

4.	On August 20, 2026, the Company entered into a Securities Purchase Agreement with institutional investors, pursuant to which the Company issued and sold in a registered direct offering 11,111,111 Ordinary Shares at a purchase price of $0.90 per share The offering resulted in aggregate gross proceeds of approximately $10,000 before deducting offering costs of approximately $842.